SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d – 101)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO
RULE 13d-2(a)

Empire Resorts, Inc.
(Name of Issuer) Common Stock, par value $.01 per share
(Title of Class of Securities) 292052107
(CUSIP Number) Joseph E. Bernstein 6663 Casa Grande Way Delray Beach, Florida 33446
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) May 11, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are sent.

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CUSIP No. 292052107
1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Joseph E. Bernstein
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Sources of Funds PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
Number of shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 4,957,351
	8	Shared Voting Power 0
	9	Sole Dispositive Power 4,957,351
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,957,351
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 6.8%
14	Type of Reporting Person IN

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ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to shares of common stock, par value $.01 per share (the "Common Stock"), of Empire Resorts, Inc., a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at c/o Monticello Casino and Raceway, Route 17B, P.O. Box 5013, Monticello, New York 12701.

ITEM 2.	IDENTITY AND BACKGROUND

This statement is being filed by Joseph E. Bernstein (the "Reporting Person").  The residence address of the Reporting Person is 6663 Casa Grande Way, Delray Beach, Florida 33446.

The Reporting Person is principally engaged in the business of real estate development.  These activities are conducted through Americas Partners, LLC located at 6633 Casa Grande Way, Delray Beach, Florida 33446.

During the last five years the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As more fully described herein, effective May 11, 2010, the Reporting Person, Empire Resorts, Inc., Kien Haut Realty III, Limited, Kok Thay Lim, Colin Au Fook Yew and G. Michael Brown entered into a Settlement Agreement and Release, dated as of May 11, 2010 (the “Settlement Agreement”), to resolve certain legal disputes among them.  Pursuant to the Settlement Agreement, the Reporting Person was granted (i) a Common Stock Purchase Warrant, dated May 11, 2010, to purchase up to 250,000 shares of Common Stock, (ii) a Common Stock Purchase Warrant, dated May 11, 2010, to purchase up to 1,000,000 shares of Common Stock and (iii) a Common Stock Purchase Warrant, dated May 11, 2010, to purchase up to 2,000,000 shares of Common Stock (collectively, the “Common Stock Purchase Warrants”).

More than 60 days prior to May 11, 2010 the Reporting Person had acquired stock options from the Issuer to purchase up to 750,000 shares of Common Stock (collectively, the “Stock Options”) and 957,351 shares of Common Stock (of which 955,851 shares are held directly by the Reporting Person and 1,500 shares are held by Bernstarz LLC, a limited liability company in which the Reporting Person is the sole member (collectively, the “Previously Acquired Shares”).

The Reporting Person used his personal funds to acquire the shares of Common Stock referred to in the immediately preceding paragraph.

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ITEM 4.	PURPOSE OF TRANSACTION

The purpose of the acquisition of the Common Stock Purchase Warrants, the Stock Options and the Previously Acquired Shares was for investment.  The Reporting Person currently does not have any plans or proposals of the type set forth in Paragraphs (a) through (j) of Item 4 of Schedule 13D, except that the Reporting Person may acquire additional shares of Common Stock in open market transactions for investment purposes and may dispose of shares of Common Stock in open market transactions or otherwise.  Any decision of the Reporting Person either to purchase additional shares of Common Stock or to dispose of any of such shares will take into account various factors, including general economic and stock market conditions.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)  The 4,957,351 shares of Common Stock beneficially owned by the Reporting Person constitute approximately 6.8% of the outstanding shares of Common Stock.  An aggregate of 4,000,000 shares of Common Stock beneficially owned by the Reporting Person represent shares of Common Stock which the Reporting Person has the right to acquire upon the exercise of the Common Stock Purchase Warrants and the Stock Options.

(b)  The Reporting Person has the sole power to vote or to direct the vote and to dispose of or direct the disposition of all of the shares of Common Stock beneficially owned by the Reporting Person.

 (c)  Effective May 11, 2010, the Reporting Person entered into the Settlement Agreement with the other parties thereto to resolve certain legal disputes among the parties. In connection with the Settlement Agreement, the Issuer granted to the Reporting Person (i) a Common Stock Purchase Warrant, dated May 11, 2010, to acquire up to 250,000 shares of Common Stock at an exercise price of $2.00 per share during the period from May 11, 2010 through May 10, 2015, (ii) a Common Stock Purchase Warrant, dated May 1, 2010, to acquire up to 1,000,000 shares of Common Stock at an exercise price of $2.00 per share during the period from May 11, 2010 through May 10, 2015 and (iii) a Common Stock Purchase Warrant, dated May 11, 2010, to acquire up to 2,000,000 shares of Common Stock during the period from May 11, 2010 through May 10, 2020, subject to the contingency that the Common Stock Purchase Warrants described in clauses (i) and (ii) above must have been exercised in full before the Common Stock Purchase Warrant described in this clause (iii) may be exercised in whole or in part.

The following table reflects all of the open market sales made in the applicable prior 60 day period.

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Date of Sale	Number of Shares Sold	Sales Price
4/29/2010	10,900	$2.0001
4/29/2010	1,000	$2.0
4/22/2010	5,500	$2.0
4/22/2010	5,000	$2.01
4/22/2010	1,877	$2.0004
4/16/2010	7,579	$1.90
4/16/2010	50	$1.9001
4/5/2010	15,000	$1.82347
4/5/2010	5,400	$1.82722
4/5/2010	500	$1.82
4/1/2010	5,000	$1.82
4/1/2010	5,000	$1.81
4/1/2010	2,625	$1.8
3/31/2010	2,875	$1.8
3/30/2010	418	$1.8
3/26/2010	6,600	$1.75909
3/26/2010	4,300	$1.78
3/26/2010	3,400	$1.77
3/26/2010	500	$1.79
3/25/2010	758	$1.8
3/24/2010	5,000	$1.8
3/23/2010	3,000	$1.81
3/18/2010	8,500	$1.82
3/18/2010	1,500	$1.8205
3/17/2010	9,391	$1.8
3/17/2010	600	$1.81
3/17/2010	9	$1.8001
3/16/2010	4,600	$1.80217
3/16/2010	4,900	$1.8
3/16/2010	500	$1.81
3/16/2010	500	$1.82

(d)	Not applicable.

(e)	Not applicable.

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ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except for the Common Stock Purchase Warrants and the Stock Options, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

The terms of the Common Stock Purchase Warrants are described in Item 5(c) above, the text of which is hereby incorporated into this Item 6 by this reference.

The Stock Options consist of two separate agreements:  (i) a Stock Option Agreement, dated April 27, 2009, made by the Issuer in favor of the Reporting Person pursuant to which the Reporting Person is entitled to acquire up to 250,000 shares of Common Stock at an exercise price of $1.14 per share during the period from April 27, 2009 through April 26, 2014 and (ii) a Stock Option Agreement, dated as of June 8, 2009, made by the Issuer in favor of the Reporting Person pursuant to which the Reporting Person is entitled to acquire up to 500,000 shares of Common Stock at an exercise price of $1.78 per share during the period from December 31, 2009 through June 7, 2014.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Common Stock Purchase Warrant No. 10003, dated May 11, 2010, to purchase up to 250,000 shares of Common Stock issued by Empire Resorts, Inc. in favor of Joseph E. Bernstein and/or his transferees.

Exhibit 2:	Common Stock Purchase Warrant No. 10002, dated May 11, 2010, to purchase up to 1,000,000 shares of Common Stock issued by Empire Resorts, Inc. in favor of Joseph E. Bernstein and/or his transferees.

Exhibit 3:	Common Stock Purchase Warrant No. 10001, dated May 11, 2010, to purchase up to 2,000,000 shares of Common Stock issued by Empire Resorts, Inc. in favor of Joseph E. Bernstein and/or his transferees.

Exhibit 4:	Stock Option Agreement, dated April 27, 2009, issued by Empire Resorts, Inc. in favor of Joseph E. Bernstein.

Exhibit 5:	Stock Option Agreement, dated as of June 8, 2009, issued by Empire Resorts, Inc. in favor of Joseph E. Bernstein.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 21, 2010
/s/ Joseph E. Bernstein
Joseph E. Bernstein

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